EXPLANATION OF RESPONSES
(1)
Pursuant to the Agreement and Plan of Merger, dated November 16, 2021 (the “Merger Agreement”), by and among nCino, Inc., a Delaware corporation (“Old nCino”), Penny HoldCo, Inc., a Delaware corporation and, at the time, a wholly owned subsidiary of Old nCino (the “Issuer”), SimpleNexus, LLC, a Utah limited liability company (the “SimpleNexus”), and certain other parties, effective January 7, 2022, among other things: (i) Old nCino merged with a merger sub and survived such merger as a wholly owned subsidiary of the Issuer (the “nCino Merger”); (ii) certain blocker merger sub entities merged with and into the respective corresponding blocker entity, with each of the respective blocker entities surviving as a wholly owned subsidiary of the Issuer; (iii) SimpleNexus merged with a separate merger sub and survived such merger as a wholly owned indirect subsidiary of the Issuer (the mergers contemplated in clauses (i) – (iii) hereof, collectively, the “Mergers”). Upon completion of the Mergers, the Issuer changed its name to nCino, Inc.  Pursuant to the Merger Agreement, at the effective time of the nCino Merger, each share of Old nCino common stock, par value $0.0005 per share (“Old nCino Shares”), converted automatically into one share of common stock, par value $0.0005 per share, of the Issuer (“Shares”).  As of January 7, 2022, the closing market price of the Old nCino Shares was $50.82.

(2)
For purposes of the exemption under Rule 16b-3 promulgated under the Exchange Act, the Board approved the acquisition of any direct or indirect pecuniary interest in any and all of the Shares by the Reporting Person as a result of or in connection with the transaction reported in this Form 4.

(3)	Held directly by Insight Venture Partners IX, L.P.
(4)	Held directly by Insight Venture Partners (Cayman) IX, L.P.
(5)	Held directly by Insight Venture Partners (Delaware) IX, L.P.
(6)	Held directly by Insight Venture Partners IX (Co-Investors), L.P.
(7)	Held directly by IVP (Venice), L.P.